Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Vivid Seats Strengthens Leadership Team

Key Appointments Include Chief Operating Officer, Chief Marketing Officer and General Counsel

CHICAGO, IL – August 31 Vivid Seats Inc. (“Vivid Seats” or the “Company”), a leading marketplace that utilizes its powerful technology platform to connect millions of fans with thousands of ticket sellers across hundreds of thousands of live events each year, today announced three key appointments to strengthen its leadership team. Dan Timm will serve as Chief Operating Officer, Tyra Neal will serve as Chief Marketing Officer and David Morris will serve as General Counsel, each reporting directly to Vivid Seats Chief Executive Officer Stan Chia.

“As Vivid Seats enters this next chapter, it is important that our leadership team reflects our company’s mission to drive growth and provide an unparalleled customer experience. The caliber of talent that our leadership team possesses is truly one of a kind. I am confident that Dan, Tyra, and David bring depth and a breadth of experiences that will help drive the organization as we continue to lead within the industry,” said Stan Chia, Chief Executive Officer.

Dan Timm is an operations-focused leader with broad experience as an executive and investor. In his previous roles, Mr. Timm drove significant strategic, organizational, and operational improvements to successfully transform and scale multiple businesses in a variety of industries. Before joining Vivid Seats, Mr. Timm held senior executive positions at a number of companies, including ExteNet Systems, Chatham Technologies, and The Bruss Company, and he was an operating partner at GTCR where he served as a director for numerous private and public companies. Mr. Timm received his Bachelor’s degree in Accountancy from the University of Illinois Urbana-Champaign and his MBA in Finance and International Business from the University of Chicago.

Tyra Neal is an innovative marketing executive with deep experience in both early stage and globally recognized brands. Before joining Vivid Seats, she served as Chief Marketing Officer at Shinola, where she led growth, engagement, e-commerce, and customer experience for the direct-to-consumer retailer named Adweek’s Coolest Brand in America. Previously Ms. Neal was Vice President of Global Marketing at Aveda, a purpose-driven beauty brand in the Estée Lauder portfolio. She also held senior roles at

Luxottica, Walmart, and on the agency-side at Resource Interactive/IBM iX working with Procter & Gamble. She has been recognized by Business Insider as a CMO to watch and named to Forbes’s CMO Next 2021 list.

David Morris is an e-commerce industry leader who brings extensive legal and business experience working with consumer internet platforms. Prior to joining Vivid Seats, he served as Vice President and Associate General Counsel at Tripadvisor Inc., a global online travel research and marketplace business, where he worked from 2008-2021 on a wide variety of commercial, regulatory, and corporate legal matters for Tripadvisor’s hotels, flights, and vacation rentals marketplace businesses domestically and internationally. Prior to his tenure at Tripadvisor, he served at Invensys, PLC from 2003-2008. Mr. Morris began his legal career at the law firms of Wilmer Hale and Hinckley Allen. Mr. Morris received his bachelor’s degree in Political Science and American Studies from Brandeis University, his law degree from Boston University, his master’s in business administration from Suffolk University, and his master’s in communications from Boston University.

These appointments follow Vivid Seats’ announcement that it expects to become a publicly traded company, which is expected to be effective as of the closing of its proposed merger with Horizon Acquisition Corporation (“Horizon”) (NYSE: HZAC), and subsequent listing on the NASDAQ under ticker “SEAT”. For more information about the transaction, please visit www.horizonacquisitioncorp.com/.

About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live”, the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as America’s Best Company for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by Horizon Sponsor, LLC, an affiliate of Eldridge Industries, LLC (“Eldridge”). Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon will merge with and into Vivid Seats, which will be the surviving entity and the going-forward public company and filed the Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Caution Concerning Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon; changes in applicable laws or regulations, and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR
Ashley.DeSimone@icrinc.com
646-677-1827

Brett Milotte, ICR
Brett.Milotte@icrinc.com
332-242-4344

Media
Julia Young, ICR
Julia.Young@icrinc.com
646-277-1280